                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the Fiscal Year Ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the transition period from                 to
                               ---------------    -----------------

COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          RELIANT ENERGY, INCORPORATED

                   (FORMERLY HOUSTON INDUSTRIES INCORPORATED)

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS


Independent Auditors' Report                                                     Page 1

Financial Statements:

         Statement of Net Assets Available for Benefits, December 31, 1998       Page 2

         Statement of Net Assets Available for Benefits, December 31, 1997       Page 3

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1998                                            Page 4

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1997                                            Page 5

         Notes to Financial Statements for the Years Ended
         December 31, 1998 and 1997                                              Page 6

Supplemental Schedules:

         Supplemental Schedule of Investments, December 31, 1998 (Item 27a)      Page 12

         Supplemental Schedule of 5% Reportable Transactions for the
         Year Ended December 31, 1998 (Item 27d)                                 Page 13


         Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

Minnegasco Division Employees' Retirement Savings Plan:

We have audited the accompanying statements of net assets for benefits of the Minnegasco Division Employees' Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of the individual funds. These supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Houston, Texas
June 18, 1999

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1998


                                                                 AMERICAN                                      AMERICAN
                                                  COMPANY         EXPRESS          AMERICAN      AMERICAN      EXPRESS
                                                  COMMON         TRUST U.S.         EXPRESS       EXPRESS     DIVERSIFIED
                                                   STOCK         GOVERNMENT       SELECTIVE       MUTUAL     EQUITY INCOME
                                                   FUND       SECURITIES FUND        FUND          FUND          FUND
                                               ------------   ----------------    ----------   ------------  -------------
INVESTMENTS

     Company Common Stock                      $ 25,814,081
     American Express Trust
        U.S. Government Securities Fund                       $     10,308,361
     American Express Selective Fund                                              $5,339,043
     American Express Mutual Fund                                                              $ 14,896,736
     American Express
        Diversified Equity Income Fund                                                                       $  18,975,508
     American Express Trust
        Equity Fund
     American Express
        New Dimensions Fund
     Templeton Foreign Income Fund
     Loans to participants
                                               -------------  ----------------    ----------   ------------  -------------

     TOTAL INVESTMENTS                           25,814,081         10,308,361     5,339,043     14,896,736     18,975,508

INTEREST RECEIVABLE                                                     39,248
                                               -------------  ----------------    ----------   ------------  -------------

NET ASSETS AVAILABLE
FOR BENEFITS                                   $ 25,814,081   $     10,347,609    $5,339,043   $ 14,896,736  $  18,975,508
                                               =============  ================    ==========   ============  =============



                                                               AMERICAN
                                                 AMERICAN      EXPRESS
                                                 EXPRESS         NEW        TEMPLETON    PARTICIPANT
                                               TRUST EQUITY   DIMENSIONS     FOREIGN        LOAN
                                                INDEX FUND       FUND      INCOME FUND      FUND          TOTAL
                                               ------------  ------------  ------------  -----------   ------------
INVESTMENTS

     Company Common Stock                                                                              $ 25,814,081
     American Express Trust
        U.S. Government Securities Fund                                                                  10,308,361
     American Express Selective Fund                                                                      5,339,043
     American Express Mutual Fund                                                                        14,896,736
     American Express
        Diversified Equity Income Fund                                                                   18,975,508
     American Express Trust
        Equity Fund                            $ 18,209,304                                              18,209,304
     American Express
        New Dimensions Fund                                  $ 29,134,770                                29,134,770
     Templeton Foreign Income Fund                                         $  3,798,266                   3,798,266
     Loans to participants                                                               $ 1,863,063      1,863,063
                                               ------------  ------------  ------------  -----------   ------------

     TOTAL INVESTMENTS                           18,209,304    29,134,770     3,798,266    1,863,063    128,339,132

INTEREST RECEIVABLE                                                                                          39,248
                                               ------------  ------------  ------------  -----------   ------------

NET ASSETS AVAILABLE
FOR BENEFITS                                   $ 18,209,304  $ 29,134,770  $  3,798,266  $ 1,863,063   $128,378,380
                                               ============  ============  ============  ===========   ============

The accompanying notes are an integral part of these financial statements.

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1997


                                                               AMERICAN                                     AMERICAN
                                                COMPANY         EXPRESS        AMERICAN       AMERICAN      EXPRESS
                                                 COMMON       TRUST U.S.        EXPRESS        EXPRESS     DIVERSIFIED
                                                 STOCK        GOVERNMENT       SELECTIVE       MUTUAL     EQUITY INCOME
                                                  FUND      SECURITIES FUND      FUND           FUND          FUND
                                              ------------  ---------------   -----------   ------------  -------------
 INVESTMENTS

       Company Common Stock                   $ 23,039,385
       American Express Trust
           U.S. Government Securities Fund                  $     8,149,090
       American Express Selective Fund                                        $ 5,417,098
       American Express Mutual Fund                                                         $ 14,352,963
       American Express
           Diversified Equity Income Fund                                                                 $  18,651,647
       American Express Trust
           Equity Fund
       American Express
           New Dimensions Fund
       Templeton Foreign Income Fund
       Loans to participants
                                              ------------  --------------    -----------   ------------  -------------

       TOTAL INVESTMENTS                        23,039,385       8,149,090      5,417,098     14,352,963     18,651,647

 RECEIVABLES

       Interest and Dividends                      302,685          38,256
       Fund transfers, net                         (77,250)          2,214         (3,414)        20,400         20,200
                                              ------------  --------------    -----------   ------------  -------------

       TOTAL RECEIVABLES                           225,435          40,470         (3,414)        20,400         20,200

 NET ASSETS AVAILABLE
 FOR BENEFITS                                 $ 23,264,820  $    8,189,560    $ 5,413,684   $ 14,373,363  $  18,671,847
                                              ============  ==============    ===========   ============  =============


                                                               AMERICAN
                                                 AMERICAN       EXPRESS
                                                 EXPRESS         NEW         TEMPLETON    PARTICIPANT
                                               TRUST EQUITY   DIMENSIONS      FOREIGN        LOAN
                                                INDEX FUND       FUND       INCOME FUND      FUND           TOTAL
                                              --------------  ----------    ------------  ------------   ------------
 INVESTMENTS

       Company Common Stock                   $                                                          $ 23,039,385
       American Express Trust
           U.S. Government Securities Fund                                                                  8,149,090
       American Express Selective Fund                                                                      5,417,098
       American Express Mutual Fund                                                                        14,352,963
       American Express
           Diversified Equity Income Fund                                                                  18,651,647
       American Express Trust
           Equity Fund                        $   14,651,014                                               14,651,014
       American Express
           New Dimensions Fund                                $ 24,239,079                                 24,239,079
       Templeton Foreign Income Fund                                        $  4,253,357                    4,253,357
       Loans to participants                                                              $   1,860,430     1,860,430
                                              --------------  ------------  ------------  -------------  ------------

       TOTAL INVESTMENTS                          14,651,014    24,239,079     4,253,357      1,860,430   114,614,063

 RECEIVABLES

       Interest and Dividends                                                                                 340,941
       Fund transfers, net                                          18,950        18,900
                                              --------------  ------------  ------------  -------------  ------------

       TOTAL RECEIVABLES                                            18,950        18,900                      340,941

 NET ASSETS AVAILABLE
 FOR BENEFITS                                 $   14,651,014  $ 24,258,029  $  4,272,257  $   1,860,430  $ 114,955,004
                                              ==============  ============  ============  =============  =============

 The accompanying notes are an integral part of these financial statements.

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                         AMERICAN                                   AMERICAN
                                           COMPANY        EXPRESS       AMERICAN      AMERICAN       EXPRESS       AMERICAN
                                            COMMON       TRUST U.S.      EXPRESS       EXPRESS     DIVERSIFIED      EXPRESS
                                            STOCK        GOVERNMENT     SELECTIVE      MUTUAL     EQUITY INCOME  TRUST EQUITY
                                             FUND     SECURITIES FUND     FUND          FUND          FUND        INDEX FUND
                                         -----------  ---------------  -----------  ------------  -------------  -------------
INVESTMENT INCOME

      Interest                                        $       466,095
      Dividends
         Common Stock                    $ 1,189,549
         Mutual Funds                                                  $   351,279  $  1,996,741  $   2,101,665

Net appreciation (depreciation)
      in fair value of investments         4,300,377                        46,834      (653,502)         4,082  $   4,065,726
                                         -----------  ---------------  -----------  ------------  -------------  -------------

      TOTAL                                5,489,926          466,095      398,113     1,343,239      2,105,747      4,065,726

CONTRIBUTIONS

      Participant                            395,502          261,495      232,616       631,387        856,411        628,224
      Employer                               125,944           93,809       81,687       212,150        294,865        208,971
                                         -----------  ---------------  -----------  ------------  -------------  -------------

      TOTAL                                  521,446          355,304      314,303       843,537      1,151,276        837,195

Fund transfers, net                          423,573        2,738,311      164,999      (306,171)    (1,270,538)       182,283

Participant distributions                 (3,833,235)      (1,518,011)    (943,236)   (1,343,589)    (1,665,859)    (1,507,057)

Administrative expenses
      net of forfeitures                     (52,449)         116,350       (8,820)      (13,643)       (16,965)       (19,857)
                                         -----------  ---------------  -----------  ------------  -------------  -------------

CHANGE IN NET ASSETS
      AVAILABLE FOR BENEFITS               2,549,261        2,158,049      (74,641)      523,373        303,661      3,558,290

NET ASSETS AVAILABLE
      FOR BENEFITS:

BEGINNING OF YEAR                         23,264,820        8,189,560    5,413,684    14,373,363     18,671,847     14,651,014
                                         -----------  ---------------  -----------  ------------  -------------  -------------

END OF YEAR                              $25,814,081  $    10,347,609  $ 5,339,043  $ 14,896,736  $  18,975,508  $  18,209,304
                                         ===========  ===============  ===========  ============  =============  =============


                                          AMERICAN
                                           EXPRESS
                                             NEW       TEMPLETON   PARTICIPANT
                                         DIMENSIONS     FOREIGN       LOAN
                                            FUND      INCOME FUND     FUND         TOTAL
                                         -----------  -----------  -----------  ------------

INVESTMENT INCOME

      Interest                                                                  $    466,095
      Dividends
         Common Stock                                                              1,189,549
         Mutual Funds                    $ 1,677,269  $   391,229                  6,518,183

Net appreciation (depreciation)
      in fair value of investments         4,919,744     (577,929)                12,105,332
                                         -----------  -----------  -----------  ------------

      TOTAL                                6,597,013     (186,700)                20,279,159

CONTRIBUTIONS

      Participant                          1,251,626      391,400                  4,648,661
      Employer                               427,801      127,393                  1,572,620
                                         -----------  -----------  -----------  ------------

      TOTAL                                1,679,427      518,793                  6,221,281

Fund transfers, net                       (1,569,337)    (365,753) $     2,633

Participant distributions                 (1,802,950)    (433,245)               (13,047,182)

Administrative expenses
      net of forfietures                     (27,412)      (7,086)                   (29,882)
                                         -----------  -----------  -----------  ------------

CHANGE IN NET ASSETS
      AVAILABLE FOR BENEFITS               4,876,741     (473,991)       2,633    13,423,376

NET ASSETS AVAILABLE
      FOR BENEFITS:

BEGINNING OF YEAR                         24,258,029    4,272,257    1,860,430   114,955,004
                                         -----------  -----------  -----------  ------------

END OF YEAR                              $29,134,770  $ 3,798,266  $ 1,863,063  $128,378,380
                                         ===========  ===========  ===========  ============


The accompanying notes are an integral part of these financial statements.

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                      AMERICAN                                  AMERICAN
                                        COMPANY        EXPRESS       AMERICAN    AMERICAN        EXPRESS       AMERICAN
                                        COMMON        TRUST U.S.      EXPRESS     EXPRESS      DIVERSIFIED     EXPRESS
                                         STOCK       GOVERNMENT      SELECTIVE    MUTUAL      EQUITY INCOME  TRUST EQUITY
                                         FUND      SECURITIES FUND     FUND        FUND           FUND        INDEX FUND
                                      -----------  ---------------  ----------  ------------  -------------  ------------
INVESTMENT INCOME

Interest                                           $       432,344
Dividends
      Common Stock                    $ 1,119,457
      Mutual Funds                                                  $  365,840  $  2,042,715  $   2,361,847  $         94

Net appreciation (depreciation)
      in fair value of investments      5,524,255          (27,047)     43,914        98,520        508,521     3,287,985
                                      -----------  ---------------  ----------  ------------  -------------  ------------

Total TOTAL                             6,643,712          405,297     409,754     2,141,235      2,870,368     3,288,079

CONTRIBUTIONS

      Participant                         286,411          281,591     232,120       633,297        900,207       516,879
      Employer                            104,152           97,311      85,307       218,361        305,933       180,610
                                      -----------  ---------------  ----------  ------------  -------------  ------------

      TOTAL                               390,563          378,902     317,427       851,658      1,206,140       697,489

Fund transfers, net                    (9,176,441)         628,007     509,066     1,022,464      1,777,893     1,702,836

Participant distributions              (3,429,238)      (1,330,269)   (488,940)   (1,096,647)      (875,393)     (797,114)

Administrative expenses
      net of forfietures                   (7,987)          28,887      (1,944)       (4,469)        (2,296)       (1,451)
                                      -----------  ---------------  ----------  ------------  -------------  ------------

CHANGE IN NET ASSETS
      AVAILABLE FOR BENEFITS           (5,579,391)         110,824     745,363     2,914,241      4,976,712     4,889,839

NET ASSETS AVAILABLE
       FOR BENEFITS:

      BEGINNING OF YEAR                28,844,211        8,078,736   4,668,321    11,459,122     13,695,135     9,761,175
                                      -----------  ---------------  ----------  ------------  -------------  ------------

      END OF YEAR                     $23,264,820  $     8,189,560  $5,413,684  $ 14,373,363  $  18,671,847  $ 14,651,014
                                      ===========  ===============  ==========  ============  =============  ============


                                        AMERICAN
                                         EXPRESS
                                           NEW        TEMPLETON    PARTICIPANT
                                       DIMENSIONS      FOREIGN         LOAN
                                          FUND       INCOME FUND       FUND          TOTAL
                                      -------------  ------------  ------------  -------------
INVESTMENT INCOME

Interest                                                                         $     432,344
Dividends
      Common Stock                                                                   1,119,457
      Mutual Funds                    $   1,798,065  $    472,544                    7,041,105

Net appreciation (depreciation)
      in fair value of investments        2,528,029      (279,795)                  11,684,382
                                      -------------  ------------  ------------  -------------

      TOTAL                               4,326,094       192,749                   20,277,288

CONTRIBUTIONS

      Participant                         1,214,287       431,339                    4,496,131
      Employer                              417,467       138,137                    1,547,278
                                      -------------  ------------  ------------  -------------

      TOTAL                               1,631,754       569,476                    6,043,409

Fund transfers, net                       2,386,317     1,046,974  $    102,884

Participant distributions                  (890,906)     (165,122)                  (9,073,629)

Administrative expenses
      net of forfietures                     (8,711)       (2,029)
                                      -------------  ------------  ------------  -------------

CHANGE IN NET ASSETS
      AVAILABLE FOR BENEFITS              7,444,548     1,642,048       102,884     17,247,068

NET ASSETS AVAILABLE
      FOR BENEFITS:

      BEGINNING OF YEAR                  16,813,481     2,630,209     1,757,546     97,707,936
                                      -------------  ------------  ------------  -------------

      END OF YEAR                     $  24,258,029  $  4,272,257  $  1,860,430  $ 114,955,004
                                      =============  ============  ============  =============


 The accompanying notes are an integral part of these financial statements.

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


1.       ACCOUNTING POLICIES

         In accordance with the provisions of the Minnegasco Division Employees' Retirement Savings Plan ("Plan"), of the Minnegasco Division ("Minnegasco") of Reliant Energy Resources, Inc., formerly NorAm Energy Corp. ("Resources") (see Note 5), the financial records of the Plan are generally kept and the valuations of accounts of participating employees ("Participants") are determined on the accrual basis. Interest income is recorded as earned on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the closing price on the New York Stock Exchange. Fair value for mutual funds is determined using net asset value. Investments in common stock are stated at quoted market prices of the stock on the last day of business of the year. Purchases and sales of investments are recorded on their trade date.

         The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         Certain 1997 balances have been reclassed to conform to the 1998 presentation.

2.       SUMMARY OF THE PLAN

         DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is an eligible individual account plan as defined by ERISA Section 407((d)(3)) which is authorized to acquire and hold qualifying employer securities (as defined by ERISA Section 407((d)(3)) with a value in excess of ten percent of the fair market value of the assets of the Plan.

         The Benefits Committee ("Committee") appointed by the Board of Directors of Reliant Energy Incorporated, formerly Houston Industries Incorporated (the "Company"), is responsible for directing American Express Trust Company (the "Trustee"), in the day to day administration of the Plan. All administrative expenses not paid by Minnegasco are borne by the Plan.

         PARTICIPANT ACCOUNTS

         Each Participant's account is credited with the Participant's and Minnegasco's contributions, and an allocation of the Plan's earnings. Earnings allocations are based on Participant account balances as defined by the Plan.

         The allocation of the Participant's contributions to the investment funds is selected by the Participant and may be changed at any time. Allocation between funds is at the discretion of the Participant. Contributions for each calendar month shall be deemed to have been deposited as of the last day of such month for purposes of allocating investment earnings.

         PARTICIPATION

         Eligible employees may contribute up to 12% of their basic earnings to the Plan as pre-tax savings contributions. Company's matching contributions are equal to 50% of an employee's pre-tax contributions which do not exceed 6% of employee's basic earnings.

         The Plan is available to all full-time employees of Minnegasco with at least 30 days of service, part-time employees scheduled to work more than 1,000 hours per year with at least 30 days of experience, and other part time employees with one year of service. The Plan is not available to employees covered by a collective bargaining agreement unless the bargaining agreement expressly provides that such employee will be eligible to participate. In addition the Plan is not available to non-resident aliens, interns, temporary employees, seasonal employees, and leased employees.

         INVESTMENT PROGRAM

         Plan participants direct the investment of contributions allocated to their accounts to one or more of the following investment funds held by the Trustee:

         COMPANY COMMON STOCK FUND (FORMERLY NORAM ENERGY CORP. POOLED COMMON STOCK FUND): Invests primarily in shares of common stock of the Company. See note 5 regarding the merger of the Company and Resources.

         AMERICAN EXPRESS TRUST U.S. GOVERNMENT SECURITIES FUND: Invests in short-term bond or debt instruments guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities.

         AMERICAN EXPRESS SELECTIVE FUND: Invests in a portfolio of primarily high-quality corporate bonds, government securities and money market securities.

         AMERICAN EXPRESS MUTUAL FUND: Invests in a portfolio of common stocks, which offer capital appreciation, and in senior securities, such as bonds and preferred stocks, that offer fixed interest and dividend payments.

         AMERICAN EXPRESS DIVERSIFIED EQUITY INCOME FUND: Invests in a portfolio of medium to large, well-established companies that offer long-term capital growth potential as well as reasonable income from dividends and interest.

         AMERICAN EXPRESS TRUST EQUITY INDEX FUND: Invests primarily in medium-to-large, well-established companies offering both long-term capital appreciation and income potential.

         AMERICAN EXPRESS NEW DIMENSIONS FUND: Invests in a portfolio of primarily common stocks of U.S. and foreign companies in which powerful economic and technical changes may take place. Such companies may also have demonstrated excellent technology, marketing or management expertise.

         TEMPLETON FOREIGN INCOME FUND: Invests primarily in common stocks of companies outside the U.S., as well as preferred stocks and certain debt securities.

         PLAN ADMINISTRATION

         The Benefits Committee appointed by the Board of Directors of the Company, was responsible for directing the Trustee in the day to day administration of the Plan.

         DISTRIBUTIONS AND FORFEITURES

         A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability, or retirement at or after the later of (i) the Participant's attainment of age 65 or (ii) the fifth anniversary of the Participant's commencement of participation in the Plan. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

                                    Vesting Service                     Vested
                                        Years                         Percentage
                                    ---------------                   ----------
                                    Less than three................            0%
                                    Three but less than four.......           50%
                                    Four but less than five........           75%
                                    Five or more...................          100%

         Any portion of the value of the Company's contributions not vested will be forfeited. The amount forfeited by a Participant is applied to reduce the respective Company's subsequent contribution to the Plan. Employee forfeitures for the years ended December 31, 1998 and 1997 were not significant to the Plan.

         A terminated Participant may elect a lump sum distribution or installment payments of the vested amount accumulated in each Participant's account. Immediate lump sum distributions are made for accounts which do not exceed $5,000.

         PARTICIPANT LOANS

         A Participant may borrow up to 50% of his vested account balance, up to a maximum of $50,000, reduced by the excess, if any, of the highest outstanding loan balance during the previous 12 months of loans issued to the Participant from all plans maintained by Minnegasco or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made ($1,000 minimum). A Participant may have only one loan outstanding at any one time. Interest rates are fixed for the term of the loan at the time of loan origination and ranged from 8.75% to 9.50% on loans originated during 1998 and ranged from 8.25% to 10.00% for loans outstanding as of December 31, 1998. Principal and interest payments are paid ratably through monthly payroll deductions over a term not to exceed sixty months. Participants' account balances are used as collateral for the loans.

         TERMINATION OF THE PLAN

         The Company may terminate the Plan at any time and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested and entitled to distributions respecting his account.

3.       FEDERAL INCOME TAXES

         No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service determined and informed Minnegasco, by letter dated October 10, 1995 that the Plan, as amended, qualifies under Section 401(a) and 401(k) of the Internal Revenue Code ("Code") and is exempt from federal taxes under the provisions of Section 501 (a). Although the Plan was amended, the Committee and the Minnegasco's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. However, Participant withdrawals of After-tax Contributions made to the Plan prior to May 3, 1994, are excludable from each Participant's gross income for federal income tax purposes. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

4.       RELATED PARTY TRANSACTIONS

         The Trustee is authorized under contract provisions and by ERISA regulations providing administrative and statutory exemptions, to invest in funds under its control and in securities of the Company. During 1998 and 1997, the Trustee purchased and sold units of the Company's and Minnegasco's common stock and American Express Trust Funds as temporary investments, which are shown below:


                                                 1998                  1997
                                                 ----                  ----
         PURCHASES Company's Common Stock     $ 3,866,703          $ 3,524,761
                   Trustee                     26,452,642           33,691,803

         SALES     Company's Common Stock     $ 4,769,408         $ 32,300,714
                   Trustee                     23,457,522           17,711,722

5. MERGER WITH RELIANT ENERGY INCORPORATED (FORMERLY HOUSTON INDUSTRIES INCORPORATED)

         On August 6, 1997, Minnegasco's parent Resources merged with and into a subsidiary of the Company and became a wholly owned subsidiary. Consideration for the purchase of Resources Common Stock was a combination of cash and the Company's Common Stock. As a result of the merger, the Plan Participants received cash and Company Common Stock as merger consideration in exchange for their Resources common stock. The cash portion of merger consideration received was automatically invested based upon Participant investment elections in the Plan. The Merger Agreement stipulates that the Company, for a period of one year subsequent to the consummation of the merger, will continue or cause to be continued, without adverse change to any employee or former employee, all Resources benefit plans.


6.       SUBSEQUENT EVENT

         Effective April 1, 1999, the Plan was merged into the Reliant Energy, Incorporated Savings Plan (formerly the Houston Industries Incorporated Savings Plan). The Plan had aggregate net assets available for benefits of approximately $118 million on April 1, 1999 which were transferred into the Company's Savings Plan. Management believes that the merger was a tax exempt transaction under the applicable provisions of the Code.

Item 27a - Schedule of Assets Held for Investment Purposes
EIN 72-0694415; PN: 004


             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                       ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1998

                                                           PAR VALUE/                       CURRENT
                   DESCRIPTION OF ASSET                     SHARES           COST            VALUE
--------------------------------------------------------  -----------    ------------    -------------
*Company Common Stock Fund                                    803,551    $ 11,037,903    $  25,814,081

*American Express Trust U.S. Government Securities Fund    10,308,361      10,308,361       10,308,361

*American Express Selective Fund                              575,700       5,248,038        5,339,043

*American Express Mutual Fund                               1,143,791      14,944,098       14,896,736

*American Express Diversified Equity Income Fund            2,032,074      17,509,295       18,975,508

*American Express Trust Equity Index Fund                     520,028      10,481,629       18,209,304

*American Express New Dimensions Fund                       1,010,046      20,432,630       29,134,770

Templeton Foreign Income Fund                                 452,714       4,523,132        3,798,266
                                                                         ------------    -------------

TOTAL                                                                    $ 94,485,085    $ 126,476,069
                                                                         ============    =============

Participant Loans, interest rate at prime plus 1%                                        $   1,863,063
                                                                                         =============


*Party-in-interest

Item 27d - Schedule of Reportable Transactions
EIN 74-0694415; PN: 004

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
               LINE 27(d)--SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


----------------------------------------------------------------------------------------------------------------------------
                                                                                                    CURRENT VALUE
                                                             PURCHASE    SELLING      COST OF      ON TRANSACTION
                             DESCRIPTION                      PRICE       PRICE        ASSET           DATE         NET GAIN
----------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS

None

SERIES OF TRANSACTIONS-SAME SECURITY

*American Express Mutual Fund
       79 Purchases                                          3,854,734                               3,854,734
       120 Sales                                                         2,682,530    2,423,915                      258,615

*American Express Diversified Equity Income Fund
       199 Purchases                                         3,697,098                               3,697,098
       132 Sales                                                         3,377,262    2,905,320                      471,942

*American Express New Dimensions Fund
       91 Purchases                                          5,756,101                               5,756,101
       129 Sales                                                         5,780,152    3,913,052                    1,867,100

*American Express Trust U.S. Government Securities Fund
       212 Purchases                                         7,735,660                               7,735,660
       114 Sales                                                         5,576,389    5,576,389

*American Express Trust Equity Index Fund
       94 Purchases                                          3,827,125                               3,827,125
       108 Sales                                                         4,334,331    2,373,979                    1,960,352

*Company Common Stock Fund
       103 Purchases                                         3,866,703                               3,866,703
       89 Sales                                                          4,769,408    1,757,619                    3,011,789

*Party-in-interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN





                    By /s/ Lee W. Hogan
                      ----------------------------------------
                         (Lee W. Hogan, Chairman of the
                              Benefits Committee of
                          Reliant Energy, Incorporated,
                               Plan Administrator)

June 25, 1999

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
--------                 -----------
EXHIBIT 23               Independent Auditor's Consent